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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8- 68469

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/19 AND ENDING 12/31/19

 MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodside Capital Securities LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2650 Birch Street, Suite 100

(No. and Street)

Palo Alto     Calfornia     94306

(City)     (State)     (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rudolph E. Burger     (650) 513-2755

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation

(Name – if individual, state last, first, middle name)

2700 Ygnacio Valley Road, Suite 270    Walnut Creek    California    94598

(Address)     (City)     (State)     (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, ___Rudolph E. Burger_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodside Capital Securities LLC _____, as of ___December 31_____, 20 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____
Signature

MANAGING PARTNER
_____
Title

See Attached Certificate
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this ___28th___ day of ___February___ , ___2020___ by
                                                                    Day              Month              Year

___Rudolph Edward Burger___ ,
              Name of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ETSUKO HARTNETT
Notary Public - California
San Mateo County
Commission # 2266981
My Comm. Expires Dec 12, 2022

_____
                              Notary Public Signature

Notary Seal

──────── *OPTIONAL* ────────

*Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Description of Attached Document**

Document Date: ___N/A___                    Number of Pages: _____

Signer(s) Other Than Named Above: _____

WOODSIDE CAPITAL
SECURITIES LLC

───────────────

FINANCIAL STATEMENTS

DECEMBER 31, 2019

# WOODSIDE CAPITAL SECURITIES LLC
## TABLE OF CONTENTS

| | |
|---|---|
| Report of Independent Registered Public Accounting Firm | 1 |
| Statement of Financial Condition | 2 |
| Statement of Income | 3 |
| Statement of Changes in Member's Equity | 4 |
| Statement of Cash Flows | 5 |
| Notes to the Financial Statements | 6-10 |
| Supporting Schedules | 11 |
| Schedule I: | 12 |
| Computation of Net Capital for Brokers and Dealers Pursuant to 15c3-1 Under the Securities and Exchange Act of 1934 ("SEA") | |
| Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 | |
| Schedule II and III: | 13 |
| Computation for Determination of Reserve Requirements Under SEA Rule 15c3-3 | |
| Information Relating to Possession or Control Requirements Under Rule 15c3-3 | |
| Report on Exemption Provisions | 14 |
| Review Report of Independent Registered Public Accounting Firm | 15 |
| SEA 15c3-3 Exemption Report | 16 |



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Woodside Capital Securities, LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Woodside Capital Securities, LLC (the "Company") as of December 31, 2019, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America (GAAP).

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

### Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchanges Act of 1943 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Cropper Accountancy Corporation*

CROPPER ACCOUNTANCY CORPORATION
Cropper Accountancy Corporation has served as the Company's auditor since 2018
Walnut Creek, California
February 28, 2020

## WOODSIDE CAPITAL SECURITIES LLC
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2019

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 299,799 |
| Due from officer | | 3,333 |
| Total assets | $ | 303,132 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---:|
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 17,582 |
| Commissions payable | | 85,272 |
| Payable to member | | 76,265 |
| Total liabilities | | 179,119 |
| Members' equity | | 124,013 |
| Total liabilities and member's equity | $ | 303,132 |

## WOODSIDE CAPITAL SECURITIES LLC
## STATEMENT OF INCOME
## FOR THE YEAR ENDED DECEMBER 31, 2019

| | |
|---|---:|
| **REVENUE** | |
| Investment banking fees | $ 1,405,105 |
| Interest and other income | 1,396 |
| Total revenue | 1,406,501 |
| | |
| **EXPENSES** | |
| Commissions | 603,511 |
| Professional fees | 30,775 |
| Regulatory fees | 4,404 |
| other operating expenses | 8,533 |
| Total expenses | 647,223 |
| Net income | $ 759,278 |

# WOODSIDE CAPITAL SECURITIES LLC
## STATEMENT OF CHANGES IN MEMBER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2019

| | | |
|---|---|---:|
| Members' equity, as of January 1, 2019 | $ | 410,760 |
| Distributions | | (1,046,025) |
| Net Income | | 759,278 |
| Members' equity, as of December 31, 2019 | $ | 124,013 |

# WOODSIDE CAPITAL SECURITIES LLC
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2019

### CASH FLOW FROM OPERATING ACTIVITIES

| | | |
|---|---|---:|
| Net income | $ | 759,278 |

Adjustments to reconcile net income to net cash
provided by operating activities:

(Increase) decrease in:

| | |
|---|---:|
| Accounts receivable | 500 |
| Due from officer | 41,667 |
| Prepaid expenses | 4,350 |

Increase (decrease) in:

| | |
|---|---:|
| Accounts payable and accrued expenses | 1,633 |
| Commissions payable | 35,272 |
| Payable to member | 22,400 |
| Net cash provided by operating activities | 865,100 |

### CASH FLOW FROM FINANCING ACTIVITIES

| | | |
|---|---|---:|
| Distributions | | (1,046,025) |
| Net cash used in financing activities | | (1,046,025) |
| Net decrease in cash | | (180,925) |
| Cash, beginning of year | | 480,724 |
| Cash, end of year | $ | 299,799 |

## 1. Organization and Operation

Woodside Capital Securities LLC (the "Company") is a Delaware limited liability company formed in August 2009 and wholly owned by Woodside Capital Partners International LLC (the "Member"). As a limited liability company, the liability of the Member is limited to the value of the membership interest. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") on October 28, 2010.

The Company, located in Palo Alto, California, acts as an intermediary and advisor in merger and acquisition transaction executed in the software, hardware, and life sciences marketplaces.

## 2. Significant Accounting Policies

*Basis of Presentation*
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GA.AP may require management to make estimates and assumptions that affect certain reported amounts and disclosures during the reporting period. Actual results could differ from those estimates.

*Fair Value of Financial Instruments*
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. The Company has no financial instruments that are required to be recorded at fair value on a recurring basis.

*Cash and Cash Equivalents*
For purposes of the statement of cash flows, the Company considers all highly liquid investment, with a maturity of three months or less at the time of purchase, to be cash equivalents. As of December 31, 2019, there are no cash equivalents.

*Accounts Receivable*
Accounts receivable represent amounts that have been billed to clients in accordance with the Company's engagement letters with respective clients that have not yet been collected. Management reviews accounts receivable and set up an allowance for doubtful account when collection of a receivable becomes unlikely. As of December 31, 2019, the Company considers accounts receivable to be fully collectible and, accordingly, no allowance for doubtful accounts has been provided.

## 2. Significant Accounting Policies (continued)

### *Income: Taxes*

The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is, however, subject to the annual California limited liability company tax of $800 and a California limited liability company fee based on gross revenue. The Company is no longer subject to examination by taxing authorities for tax years before 2015.

## 3. New Accounting Pronouncements

### *Recently Issued Accounting Guidance, Not Yet Adopted*

ASU 2016-13 Measurement of Credit Losses on Financial Instruments ("ASC 2016-13")
In June 2016, the FASB issued ASU 2016-13, which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2023 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

### *Recently Adopted Accounting Guidance*

ASU 2016-02 Leases

In February 2016, the FASB issued ASU 2016-02, Leases. The objective of the update was to increase transparency and comparability among organizations by recognizing lease assets and liabilities on the balance sheet for leases with a lease term of more than 12 months. In addition, the update required additional disclosures regarding key information about leasing arrangements. Under previous guidance, operating leases were not recorded as lease assets and lease liabilities on the balance sheet. The update is effective for fiscal years after December 15, 2018, with early adoption permitted. The Company adopted the new accounting standards for leases effective January 1, 2019. These new standards did not have any material impact on the financial statements.

## 4. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. For the year ended December 31, 2019, the Company maintains cash balances, which, at times, may exceed federally insured limits ("FDIC") of $250,000 per bank. At December 31, 2019, cash exceeded FDIC limits by $49,799.

For the year ended December 31, 2019, 97.6% of fee income was earned from four clients.

## 5. Revenues from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognize reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenues from contracts with customers:

### Investment Banking Fees
Financial advisory service revenue can be both fixed and variable and is recognized at a point in time. Consulting fees from research advisory engagements are fixed fees recognized at a point in time when the agreed upon performance obligation is complete. Success fees from investment banking engagements are typically variable fees recognized at a point in time on the transaction closing date since the related performance obligation has been satisfied upon completion. For the year ended December 31, 2019, 100% of the Company's fee income earned from success fees.

## 5. Revenues from Contracts with Customers (continued)

### *Information on Remaining Performance Obligations and Revenue Recognized from Past Performance*

Information is not disclosed about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2019.

### *Contract Balances*

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers were $500 and $0 as of January 1, 2019 and December 31, 2019, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. There was no deferred revenue as of January 1, 2019 and December 31, 2019, respectively.

### *Contract Costs*

All non-reimbursable investment banking advisory related expenses are expensed as incurred and recognized within their respective expense category on the statement of income.

## 6. Related Party Transactions

On September 7, 2010, the Company entered into an expense sharing agreement with the Member. Per this agreement, the Member paid most overhead expenses including rent for the Company. The Company has no obligation to reimburse compensate the Member for the year ended December 31, 2019.

Reimbursable expenses associated with investment banking advisory engagements are incurred by the Member. The Member incurs, bills, and collects these reimbursable expenses directly from the Company's clients.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

**WOODSIDE CAPITAL SECURITIES LLC**
**NOTES TO THE FINANCIAL STATEMENTS**
**DECEMBER 31, 2019**

### 7. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2019, the Company's net capital was $120,680, which exceeded the requirement by $108,739.

### 8. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available for issuance and has determined there were no material subsequent events to disclose. ·

SUPPORTING SCHEDULES

PURSUANT TO RULE 17A-5 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

# WOODSIDE CAPITAL SECURITIES LLC
## SCHEDULE I

## COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALRES PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGES ACT OF 1934 ("SEA")

### AS OF DECEMBER 31, 2019

**NET CAPITAL**

| | | |
|---|---:|---:|
| Total member's equity | | $ 124,013 |
| | | |
| Deductions and / or charges: | | |
| Non-allowable assets: | | |
| Due from officer | 3,333 | |
| Total deductions and / or charges | | 3,333 |
| Net capital | | $ 120,680 |

**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT**

| | |
|---|---:|
| Minimum net capital required of 6-2/3% of aggregate indebtedness of $179,119 or $5,000, whichever is greater | 11,941 |
| Excess of net capital over minimum requirement | $ 108,739 |
| | |
| Aggregate indebtedness | |
| Accounts payable and accrued expenses | 17,582 |
| Commissions payable | 85,272 |
| Payable to member | 76,265 |
| Total aggregate indebtedness | $ 179,119 |
| | |
| Percent of aggregate indebtedness to net capital | 148.42% |

### RECONCILIATION OF COMPUTATION OF NET CAPITAL
### UNDER SEA RULE 15c3-1
### AS OF DECEMBER 31, 2019

There were no material differences noted in the Company's net capital computation at December 31, 2019.

# WOODSIDE CAPITAL SECURITIES LLC
## SCHEDULE II

### COMPUTATION FOR DETERMINATION OF
### RESERVE REQUIREMENT UNDER SEA RULE 15C3-3

### FOR THE YEAR ENDED DECEMBER 31, 2019

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

## SCHEDULE II

### INFORMATION RELATING TO POSSESSION OR
### CONTROL REQUIREMENTS UNDER SEA RULE 15C3-3

### FOR THE YEAR ENDED DECEMBER 31, 2019

The Company is engaged in private placements of securities and merger and acquisitions advisory services. The Company carried no customer accounts on its books nor had possession of customer securities.

# WOODSIDE CAPITAL SECURITIES LLC

## REPORT ON EXEMPTION PROVISIONS

## PURSUANT TO RULE 17 C.F.R. §240.15C3-3(K)



## SEA RULE 15c3-3 EXEMPTION REPORT

February 28, 2020

I, Rudy E. Burger, Managing Director and Chief Compliance Officer of Woodside Capital Securities LLC (the "Company") represent the following:

    I. The Company claims the k(2)(i) exemption from 17 C.F.R. §240.l5c3-3k(2)(i);

    2. The Company met the identified exemption provisions in 17 C.F.R. §240.l5c3-3k(2)(i) throughout the most recent fiscal year ending December 31, 2019 without exception; and

    3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3k(2)(i).

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct. The Company does not handle cash or securities on behalf of customers.

Respectfully submitted,

Rudolph E. Burger

Managing Director and Chief Compliance Officer



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Woodside Capital Securities, LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which (1) Woodside Capital Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Woodside Capital Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Woodside Capital Securities, LLC stated that Woodside Capital Securities, LLC met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2019 without exception. Woodside Capital Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Woodside Capital Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Cropper Accountancy Corporation*

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 28, 2020



CROPPER
*an accountancy corporation*

CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
*www.cropperaccountancy.com*

### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member
of Woodside Capital Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Woodside Capital Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Woodside Capital Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Woodside Capital Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Woodside Capital Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Woodside Capital Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*Cropper Accountancy Corporation*

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 28, 2020

| SIPC-7 | SECURITIES INVESTOR PROTECTION CORPORATION | SIPC-7 |
|---|---|---|

**SIPC-7**

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 12/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7**

(33-REV 7/10)

### TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Woodside Capital Securities LLC
2650 Birch St, Suite 100
Palo Alto, CA 94306

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rudolph Burger 650-513-2755

2. A. General Assessment (item 2e from page 2)                                              $ 2108

   B. Less payment made with SIPC-6 filed (**exclude interest**)                          ( 279 )

   _____
   Date Paid

   C. Less prior overpayment applied                                                       (_____)

   D. Assessment balance due or (overpayment)                                              _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum  _____

   F. Total assessment balance and interest due (or overpayment carried forward)           $ 1829

   G. PAYMENT:  √ the box
      Check mailed to P.O. Box ☐  ✓ Funds Wired ☐                    $ 1829
      Total (must be same as F above)

   H. Overpayment carried forward                                      $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

   _____

   _____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Woodside Capital Securities, LLC
_____
(Name of Corporation, Partnership or other organization)

R. L. Bg
_____
(Authorized Signature)

Dated the 28 day of February , 20 20 .

Partner
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

**SIPC REVIEWER**

Dates: _____  _____  _____
       Postmarked    Received    Reviewed

Calculations _____          Documentation _____          Forward Copy _____

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES"
## AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2019
and ending 12/31/2019

Eliminate cents

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)     $ 1,406,500

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

    Gain on sale of interest     $ 1395

    (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.     $_____

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).     $_____

        Enter the greater of line (i) or (ii)

        Total deductions

2d. SIPC Net Operating Revenues     $ 1,405,105

2e. General Assessment @ .0015     $ 2108

        (to page 1, line 2.A.)

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